Exhibit 12.1

Computation of Earnings to Fixed Charges

	Nine Months Ended September 30,	Year Ended December 31,
	2017	2016	2015	2014	2013	2012
	(In millions)
Earnings before income taxes, less equity in earnings	$1,111	$1,264	$2,623	$1,454	$669	$1,430
Fixed charges	361	362	308	312	226	235
Distributions received from unconsolidated affiliates	26	39	22	29	13	—
Capitalized interest	(35)	(31)	(36)	(25)	(19)	(17)
Amortization of capitalized interest	11	12	11	9	8	7

Earnings as adjusted	$1,474	$1,646	$2,928	$1,779	$897	$1,655

Fixed charges:
Net interest expense	$283	$278	$218	$238	$151	$165
Capitalized interest	35	31	36	25	19	17
Amortization of debt premium	(2)	(1)	(1)	(1)	—	—
Interest component of rental expense (a)	45	54	55	50	56	53

Fixed charges	$361	$362	$308	$312	$226	$235

Ratio of earnings to fixed charges	4.1	4.5	9.5	5.7	4.0	7.0

(a)	Total rental expense from continuing operations was approximately $454 million for the nine months ended September 30, 2017 and $576 million, $569 million, $466 million, $407 million and $385 million for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, respectively.